                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K





(Mark One)

    /X/        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
               FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

    / /        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from_______________ to _______________


                         Commission file number 1-11868


                ZURICH REINSURANCE CENTRE, INC. (ZRC) 401(k) PLAN

 (Full title of the plan and the address of the plan, if different from that of the issuer named below)



                    ZURICH REINSURANCE CENTRE HOLDINGS, INC.
         One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   Audited Financial Statements and Schedules

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                   Audited Financial Statements and Schedules
                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                     Years ended December 31, 1996 and 1995




                                    CONTENTS



Report of Independent Auditors..............................................  1

Audited Financial Statements:

     Statements of Net Assets Available for Plan Benefits...................  2
     Statements of Changes in Net Assets Available for Plan Benefits........  3
     Notes to Financial Statements..........................................  4

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes........................ 16
     Schedule of Reportable Transactions.................................... 17

Index to Exhibits........................................................... 18

Signatures.................................................................. 19

                           Report of Independent Auditors



Board of Directors
Zurich Reinsurance Centre, Inc.


We have audited the accompanying statements of net assets available for plan benefits of the Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in Footnote 4 of the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ ERNST & YOUNG LLP




Stamford, Connecticut
June 23, 1997

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
              Statements of Net Assets Available for Plan Benefits



                                                              DECEMBER 31,
                                                         1996              1995
                                                      ----------------------------
Investments, at market value                          $6,590,489        $4,461,056
Loans to participants                                    308,601           187,174
                                                      ----------        ----------
                                                       6,899,090         4,648,230
Employer and employee contributions receivable                --            58,408
                                                      ----------        ----------
Net assets available for plan benefits                $6,899,090        $4,706,638
                                                      ==========        ==========





                        See Notes to Financial Statements

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
         Statements of Changes in Net Assets Available for Plan Benefits


                                                                                 YEARS ENDED DECEMBER 31,
                                                                        1996               1995                1994
                                                                    ---------------------------------------------------
Contributions:
     Employee (including rollovers)                                 $ 1,530,897         $ 1,318,547         $ 2,249,732
     Employer                                                           613,670             515,866             405,239
                                                                    -----------         -----------         -----------
Total contributions                                                   2,144,567           1,834,413           2,654,971
                                                                    -----------         -----------         -----------

Investment income:
     Interest and dividends                                             334,505             193,583             165,959
     Net realized and unrealized appreciation (depreciation)            534,554             316,842            (205,773)
                                                                    -----------         -----------         -----------
Total investment income (loss)                                          869,059             510,425             (39,814)
                                                                    -----------         -----------         -----------

Total additions                                                       3,013,626           2,344,838           2,615,157
                                                                    -----------         -----------         -----------

Benefits paid to participants                                          (821,174)           (203,648)            (49,709)
                                                                    -----------         -----------         -----------

Net increase during period                                            2,192,452           2,141,190           2,565,448

Net assets available for plan benefits, beginning of period           4,706,638           2,565,448                  --
                                                                    -----------         -----------         -----------

Net assets available for plan benefits, end of period               $ 6,899,090         $ 4,706,638         $ 2,565,448
                                                                    ===========         ===========         ===========



                        See Notes to Financial Statements

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                          Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a qualified defined contribution plan covering all full-time employees of Zurich Reinsurance Centre, Inc. (the "Company") who have completed three full calendar months of eligibility service and attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan was adopted effective as of January 1, 1994 and subsequently amended effective July 1, 1995 to reflect the change in the custodian to Fidelity Management Trust Company ("Fidelity"). Prior to such amendment, Merrill Lynch Trust Company ("Merrill Lynch") was the custodian of the Plan.

Effective April 1995, Zurich Reinsurance Centre Holdings, Inc. ("ZRCH") acquired Re Capital Corporation. As a result of this transaction, the Plan was further amended effective July 1, 1995 to merge the Re Capital Corporation Employee Savings Plan, a qualified plan under Section 401(a) of the Internal Revenue Code, with and into the Plan.

Prior to January 1, 1994, the employees of the Company participated in Zurich Insurance Company U.S. Branch's contributory defined contribution plan. During 1994, participants of that plan made rollover contributions into the Plan of $1,077,900.

CONTRIBUTIONS

Pursuant to Section 401(k) of the Internal Revenue Code, eligible employees of the Company are able to contribute from 1% to 12% of their pre-tax annual salaries subject to maximum contributions for 1996 of $9,500 (adjusted annually for inflation). Subject to limitations under applicable law, the Company matches up to 100% of the first 3% of annual salary contributed by employees and 50% of the next 3% of salary so contributed. Participants may also contribute amounts representing rollovers of distributions from other tax qualified plans sponsored by their previous employers.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to offset Plan expenses and/or to reduce future Company contributions. There were no such offsets to expenses or contributions recorded in 1994, 1995 or 1996. As of December 31, 1996, the amount of forfeitures transferred to the

               Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                   Notes to Financial Statements - continued



Fidelity Managed Income Portfolio (included in Net transfers among funds in Note
4) that can be used to reduce future Company contributions was $119,050. These forfeitures were used during the first quarter of 1997. The benefit to which a participant is entitled is the participant's vested account balance.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service as defined in the Plan and vest 20% for each completed year of service.

INVESTMENT OPTIONS

As of July 1, 1995, a participant may direct employer and employee contributions in any of the following investment options maintained by Fidelity:

     Fidelity Fund - Funds are invested mainly in common stocks of large well established companies in a variety of industries and seeks long-term capital growth.

     Fidelity Growth Company Fund - Funds are invested primarily in common stock and securities convertible into common stock and seeks long-term capital appreciation.

     Fidelity Intermediate Bond Fund - Funds are invested primarily in investment-grade fixed income obligations and seeks high current income.

     Fidelity Asset Manager Portfolio - Funds are allocated within the following investment parameters: 30%-70% in stocks, 20%-60% in bonds and 0%-50% in short-term instruments. The fund seeks high total return with reduced risk over the long-term, and may invest in foreign securities which meet the fund's objectives.

     Fidelity Managed Income Portfolio - Funds are invested in investment contracts and money market instruments and seeks the preservation of capital and high current income.

     Fidelity Worldwide Fund - Funds are invested in common stocks of companies anywhere in the world, including the United States, and seeks long-term capital appreciation.

     Fidelity Spartan U.S. Equity Index Portfolio - Funds are invested in common stocks and attempts to duplicate the composition and total return of the S&P 500.

     ZRC Unitized Stock Fund - Funds are invested primarily in the common stock of Zurich Reinsurance Centre Holdings, Inc. with a small percentage invested in high quality money market instruments to allow exchanges, loans and withdrawals on a daily basis.

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued


Prior to July 1, 1995, the investment options of the Plan were maintained by Merrill Lynch as follows:

     Merrill Lynch Capital Fund - Funds are invested in stocks, debt, and convertible securities and seeks the highest possible total investment return.

     Merrill Lynch Corporate Bond Fund - Funds are invested in long-term corporate bonds rated A or better by Standard and Poor's and seeks high current income.

     Merrill Lynch Global Allocation Fund - Funds are invested in U.S. and foreign equity securities, bonds and money market instruments and seeks high total investment return.

     Merrill Lynch International Equity Fund - Funds are invested in foreign equity securities and seeks capital appreciation.

     Merrill Lynch Phoenix Fund - Funds are invested in undervalued equity and fixed income securities and seeks long-term capital growth.

     Merrill Lynch Retirement Preservation Trust - Funds are invested in a diversified portfolio of U.S. Government Agency securities, guaranteed investment contracts, and high-quality money market instruments and seeks high current income consistent with preservation of capital and liquidity.

At December 31, 1996, there was a total of 225 participants in the Plan. The number of participants (including terminated employees still participating in the Plan) invested in each of the investment funds or with an outstanding loan balance in the Loan Fund (see "Loans to Participants" below) is as follows:

          Fidelity Fund                                            141
          Fidelity Growth Company Fund                             176
          Fidelity Intermediate Bond Fund                           63
          Fidelity Asset Manager Portfolio                          81
          Fidelity Managed Income Portfolio                         47
          Fidelity Worldwide Fund                                   90
          Fidelity Spartan U.S. Equity Index Portfolio             136
          ZRC Unitized Stock Fund                                   69
          Loan Fund                                                 34

The total number of participants in the Plan are less than the sum of the number of participants shown above because many participate in more than one fund.

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of 50% of their vested account balance not to exceed $50,000. Loan transactions are treated as a transfer from the

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued

investment funds to the Loan Fund. Loan terms are from one to five years unless the loan is used to acquire a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money. Principal and interest is paid through semi-monthly payroll deductions and deposited in the participant's account.

PAYMENT OF BENEFITS

On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account unless he or she elects to maintain his or her account balance in the Plan.

WITHDRAWALS

Withdrawals can only be made under certain circumstances, including early or normal retirement, death, disability, termination of employment, hardship (as defined under the Internal Revenue Code) and the attainment of 59 1/2 years of age. A participant who has attained age 59 1/2 may withdraw in cash all or a portion of his or her employee contributions and the vested portion of employer contributions, provided that withdrawing his or her employer contributions does not cause the Plan to be in violation of the non-discrimination rules for employee benefit plans, as defined under the Internal Revenue Code.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments in the Fidelity and Merrill Lynch funds are stated at the quoted market prices of the funds. The market value of the ZRC Unitized Stock Fund is based primarily on the closing price of the stock of Zurich Reinsurance Centre Holdings, Inc. as reported on the New York Stock Exchange.

Interest income, which includes interest on loans to participants, is recorded as earned. Dividend income is recognized on the ex-dividend date. Purchases and sales of investments are accounted for on the trade date. Realized gains or losses on sales of investments are determined using the weighted average cost method. Changes in net unrealized appreciation or depreciation of investments are reflected in the statement of changes in net assets available for plan benefits.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid by the Company, with the exception of loan administrative fees that are deducted directly from participant accounts. These fees were not material for any of the periods presented and are reflected as benefits paid to participants in the statements of changes in net assets available for plan benefits.

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued

NOTE 3 - INVESTMENTS

The Plan's investments and Loan Fund at market value and cost, and the percentage of each investment and Loan Fund to total net assets (exclusive of contributions receivable), including those that represented more than 5% of the net assets of the Plan were as follows:

                                                                  DECEMBER 31, 1996
                                                      -------------------------------------------
                                                                         % OF
                                                        MARKET        NET ASSETS          COST
                                                      ----------      ----------       ----------
Fidelity Fund                                         $1,217,897           18          $1,134,141
Fidelity Growth Company Fund                           1,802,092           26           1,694,235
Fidelity Intermediate Bond Fund                          370,027            5             374,317
Fidelity Asset Manager Portfolio                         475,770            7             460,147
Fidelity Managed Income Portfolio                        603,656            9             603,656
Fidelity Worldwide Fund                                  594,370            9             544,064
Fidelity Spartan U.S. Equity Index Portfolio           1,279,626           18           1,069,126
ZRC Unitized Stock Fund                                  247,051            4             236,811
                                                      ----------          ---          ----------
    Total investments                                  6,590,489           96           6,116,497
Loan Fund                                                308,601            4             308,601
                                                      ----------          ---          ----------
    Net assets                                        $6,899,090          100          $6,425,098
                                                      ==========          ===          ==========

                                                                   DECEMBER 31, 1995
                                                      -------------------------------------------
                                                                         % OF
                                                        MARKET        NET ASSETS          COST
                                                      ----------      ----------       ----------
Fidelity Fund                                         $  745,481           16          $  734,655
Fidelity Growth Company Fund                           1,217,707           26           1,247,014
Fidelity Intermediate Bond Fund                          258,736            6             255,481
Fidelity Asset Manager Portfolio                         290,545            6             283,681
Fidelity Managed Income Portfolio                        434,815           10             434,815
Fidelity Worldwide Fund                                  386,962            8             390,846
Fidelity Spartan U.S. Equity Index Portfolio           1,027,673           22             978,078
ZRC Unitized Stock Fund                                   99,137            2              94,518
                                                      ----------          ---          ----------
    Total investments                                  4,461,056           96           4,419,088
Loan Fund                                                187,174            4             187,174
                                                      ----------          ---          ----------
    Net assets                                        $4,648,230          100          $4,606,262
                                                      ==========          ===          ==========

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued

Net realized and unrealized appreciation (depreciation) in the fair value of investments during the years ended December 31, 1996, 1995 and 1994 were as follows (all investments prior to July 1, 1995 were maintained by Merrill Lynch and subsequent to July 1, 1995 by Fidelity):

                                                     JANUARY 1 -          JULY 1 -
                                                  DECEMBER 31, 1996   DECEMBER 31, 1995
                                                  -----------------   -----------------
Fidelity Fund                                         $  88,316           $ 11,026
Fidelity Growth Company Fund                            162,782            (29,399)
Fidelity Intermediate Bond Fund                          (5,269)             3,298
Fidelity Asset Manager Portfolio                         12,455              6,868
Fidelity Managed Income Portfolio                            --                 --
Fidelity Worldwide Fund                                  59,293             (4,200)
Fidelity Spartan U.S. Equity Index Portfolio            210,430             49,797
ZRC Unitized Stock Fund                                   6,547              4,562
                                                      ---------           --------
                                                      $ 534,554           $ 41,952
                                                      =========           ========

                                                    JANUARY 1 -         JANUARY 1 -
                                                   JUNE 30, 1995     DECEMBER 31, 1994
                                                   -------------     -----------------
Merrill Lynch Capital Fund                           $  78,023           $ (27,572)
Merrill Lynch Corporate Bond Fund                       22,959              (7,839)
Merrill Lynch Global Allocation Fund                    82,535             (53,088)
Merrill Lynch International Equity Fund                 (3,377)            (38,425)
Merrill Lynch Phoenix Fund                              94,750             (78,849)
Merrill Lynch Retirement Preservation Trust                 --                  --
                                                     ---------           ---------
                                                     $ 274,890           $(205,773)
                                                     =========           =========

NOTE 4 - NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following summarizes the activity in the separate funds and in total for the years ended December 31, 1996, 1995 and 1994, as it relates to the increase (decrease) in net assets available for plan benefits (all investments prior to July 1, 1995 were maintained by Merrill Lynch and subsequent to July 1, 1995 by Fidelity):

               Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan


                                                                          Fidelity
                                                                           Growth              Fidelity          Fidelity Asset
                                                     Fidelity              Company           Intermediate           Manager
                                                       Fund                 Fund               Bond Fund           Portfolio
                                                   -----------           -----------         ------------        --------------
Net assets available for plan benefits
at January 1, 1996                                 $   755,807           $ 1,234,237           $ 262,686           $ 295,289
Contributions:
Employee (including rollovers)                         289,510               455,822             108,628             145,583
Employer                                               111,042               181,119              41,331              47,076
Investment Income:
Interest and dividends                                  99,475                82,396              25,194              36,135
Net realized and unrealized
appreciation (depreciation)                             88,316               162,782              (5,269)             12,455
Loan repayments                                          4,736                 8,839               2,749               1,845
                                                   -----------           -----------           ---------           ---------
                                                       593,079               890,958             172,633             243,094

Benefits paid to participants                         (234,296)             (221,271)           (132,625)             (2,897)
Loans to participants                                  (38,158)              (24,333)            (12,909)            (36,002)

Net transfers among funds                              141,465               (77,499)             80,242             (23,714)
                                                   -----------           -----------           ---------           ---------
Net increase during period                             462,090               567,855             107,341             180,481
                                                   -----------           -----------           ---------           ---------
Net assets available for plan benefits at
December 31, 1996                                  $ 1,217,897           $ 1,802,092           $ 370,027           $ 475,770
                                                   ===========           ===========           =========           =========

                                                                                             Fidelity
                                                    Fidelity                               Spartan U.S.             ZRC
                                                    Managed             Fidelity              Equity             Unitized
                                                     Income            Worldwide              Index                Stock
                                                   Portfolio              Fund              Portfolio              Fund
                                                   ---------           ---------           -----------           ---------
Net assets available for plan benefits
at January 1, 1996                                 $ 439,726           $ 392,495           $ 1,037,554           $ 101,670
Contributions:
Employee (including rollovers)                       108,623             116,357               241,832              64,542
Employer                                              32,977              58,938               105,915              35,272
Investment Income:
Interest and dividends                                32,556              22,214                36,083                 452
Net realized and unrealized
appreciation (depreciation)                               --              59,293               210,430               6,547
Loan repayments                                        2,571               3,530                 5,738               2,069
                                                   ---------           ---------           -----------           ---------
                                                     176,727             260,332               599,998             108,882

Benefits paid to participants                        (45,708)            (25,676)             (145,858)             (2,018)
Loans to participants                                (19,945)             (3,581)              (27,420)             (1,981)

Net transfers among funds                             52,856             (29,200)             (184,648)             40,498
                                                   ---------           ---------           -----------           ---------
Net increase during period                           163,930             201,875               242,072             145,381
                                                   ---------           ---------           -----------           ---------
Net assets available for plan benefits at
December 31, 1996                                  $ 603,656           $ 594,370           $ 1,279,626           $ 247,051
                                                   =========           =========           ===========           =========



                                                      Loan
                                                      Fund                  Total
                                                   -----------           -----------
Net assets available for plan benefits
at January 1, 1996                                 $   187,174           $ 4,706,638
Contributions:
Employee (including rollovers)                              --             1,530,897
Employer                                                    --               613,670
Investment Income:
Interest and dividends                                      --               334,505
Net realized and unrealized
appreciation (depreciation)                                 --               534,554
Loan repayments                                        (32,077)                   --
                                                   -----------           -----------
                                                       (32,077)            3,013,626

Benefits paid to participants                          (10,825)             (821,174)
Loans to participants                                  164,329                    --

Net transfers among funds                                   --                    --
                                                   -----------           -----------
Net increase during period                             121,427             2,192,452
                                                   -----------           -----------
Net assets available for plan benefits at
December 31, 1996                                  $   308,601           $ 6,899,090
                                                   ===========           ===========

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued


                                                                         Fidelity                                  Fidelity
                                                                          Growth              Fidelity              Asset
                                                    Fidelity             Company            Intermediate           Manager
                                                      Fund                 Fund               Bond Fund           Portfolio
                                                    ---------           -----------         ------------          ---------
Net assets available for plan benefits at
July 1, 1995 held by Fidelity (transferred
in from Merrill Lynch)                              $ 508,959           $   858,750           $ 178,234           $ 204,310

Contributions:

 Employee (including rollovers)                       154,327               256,862              53,180              61,480
 Employer                                              57,313                88,449              21,107              26,776
Investment Income:

 Interest and dividends                                40,710                69,430               7,694               7,094
 Net realized and unrealized
 appreciation (depreciation)                           11,026               (29,399)              3,298               6,868
Loan repayments                                           869                 1,422               1,158                 487
                                                    ---------           -----------           ---------           ---------
                                                      264,245               386,764              86,437             102,705

Benefits paid to participants                          (1,459)               (8,391)                 --                  --
Loans to participants                                 (16,641)               (3,000)             (1,822)             (6,485)
Net transfers among funds                                 703                   114                (163)             (5,241)
                                                    ---------           -----------           ---------           ---------

Net increase (decrease) during period                 246,848               375,487              84,452              90,979
                                                    ---------           -----------           ---------           ---------
Net assets available for plan benefits at
December 31, 1995 held by Fidelity                  $ 755,807           $ 1,234,237           $ 262,686           $ 295,289
                                                    =========           ===========           =========           =========

                                                                                             Fidelity
                                                    Fidelity                                Spartan U.S.             ZRC
                                                     Managed             Fidelity             Equity              Unitized
                                                     Income             Worldwide              Index                Stock
                                                    Portfolio              Fund              Portfolio               Fund
                                                    ---------           ---------           -----------           ---------
Net assets available for plan benefits at
July 1, 1995 held by Fidelity (transferred
in from Merrill Lynch)                              $ 449,375           $ 273,618           $   749,268           $  64,342

Contributions:

 Employee (including rollovers)                        69,275              98,844               158,462              30,292
 Employer                                              26,341              28,385                56,241              11,462
Investment Income:

 Interest and dividends                                15,755               9,520                24,267               1,126
 Net realized and unrealized
 appreciation (depreciation)                               --              (4,200)               49,797               4,562
Loan repayments                                         1,090               1,068                 1,538                 376
                                                    ---------           ---------           -----------           ---------
                                                      112,461             133,617               290,305              47,818

Benefits paid to participants                        (124,326)            (15,549)                 (676)             (6,343)
Loans to participants                                      --                  --                (7,052)                 --
Net transfers among funds                               2,216                 809                 5,709              (4,147)
                                                    ---------           ---------           -----------           ---------

Net increase (decrease) during period                  (9,649)            118,877               288,286              37,328
                                                    ---------           ---------           -----------           ---------
Net assets available for plan benefits at
December 31, 1995 held by Fidelity                  $ 439,726           $ 392,495           $ 1,037,554           $ 101,670
                                                    =========           =========           ===========           =========




                                                       Loan
                                                       Fund                  Total
                                                    -----------           -----------
Net assets available for plan benefits at
July 1, 1995 held by Fidelity (transferred
in from Merrill Lynch)                              $   160,182           $ 3,447,038

Contributions:

 Employee (including rollovers)                              --               882,722
 Employer                                                    --               316,074
Investment Income:

 Interest and dividends                                      --               175,596
 Net realized and unrealized
 appreciation (depreciation)                                 --                41,952
Loan repayments                                          (8,008)                   --
                                                    -----------           -----------
                                                         (8,008)            1,416,344

Benefits paid to participants                                --              (156,744)
Loans to participants                                    35,000                    --
Net transfers among funds                                    --                    --
                                                    -----------           -----------

Net increase (decrease) during period                    26,992             1,259,600
                                                    -----------           -----------
Net assets available for plan benefits at
December 31, 1995 held by Fidelity                  $   187,174           $ 4,706,638
                                                    ===========           ===========

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued



                                                                                Merrill Lynch
                                                               Merrill Lynch       Global        Merrill Lynch
                                               Merrill Lynch     Corporate       Allocation      International   Merrill Lynch
                                               Capital Fund      Bond Fund          Fund          Equity Fund     Phoenix Fund
                                                ---------        ---------        ---------        ---------        ---------
Net assets available for plan benefits at
January 1, 1995 held by Merrill Lynch           $ 459,385        $ 199,918        $ 668,976        $ 467,232        $ 504,456

Contributions:

   Employee (including rollovers)                  79,081           40,832          100,714           82,215           84,501
   Employer                                        35,335           18,753           46,698           34,264           42,375
Investment Income:

   Interest and dividends                             787            9,236              536              416              536
   Net realized and unrealized
   appreciation (depreciation)                     78,023           22,959           82,535           (3,377)          94,750
Loan repayments                                     1,090              827              743              577              742
                                                ---------        ---------        ---------        ---------        ---------
                                                  194,316           92,607          231,226          114,095          222,904

Benefits paid to participants                      (4,866)            (204)         (11,911)         (16,406)         (12,911)
Loans to participants                             (10,672)          (7,720)         (23,332)         (12,747)          (9,189)


Net transfers among funds                           8,399           13,764          (53,635)         (18,245)         (16,366)
                                                ---------        ---------        ---------        ---------        ---------


Net increase during period                        187,177           98,447          142,348           66,697          184,438
                                                ---------        ---------        ---------        ---------        ---------


Balance at June 30, 1995                          646,562          298,365          811,324          533,929          688,894
                                                ---------        ---------        ---------        ---------        ---------


Transfers to Fidelity                            (646,562)        (298,365)        (811,324)        (533,929)        (688,894)
                                                ---------        ---------        ---------        ---------        ---------


Net assets available for plan benefits at
July 1, 1995 held by Merrill Lynch              $      --        $      --        $      --        $      --        $      --

                                            Merrill Lynch
                                              Retirement
                                            Preservation       Loan
                                                Trust          Fund             Total
                                              ---------      ---------      -----------
Net assets available for plan benefits at
January 1, 1995 held by Merrill Lynch         $ 164,548      $ 100,933      $ 2,565,448

Contributions:

   Employee (including rollovers)                48,482             --          435,825
   Employer                                      22,367             --          199,792
Investment Income:

   Interest and dividends                         6,476             --           17,987
   Net realized and unrealized
   appreciation (depreciation)                       --             --          274,890
Loan repayments                                     432         (4,411)              --
                                              ---------      ---------      -----------
                                                 77,757         (4,411)         928,494

Benefits paid to participants                      (606)            --          (46,904)
Loans to participants                                --         63,660               --


Net transfers among funds                        66,083             --               --
                                              ---------      ---------      -----------


Net increase during period                      143,234         59,249          881,590
                                              ---------      ---------      -----------


Balance at June 30, 1995                        307,782        160,182        3,447,038
                                              ---------      ---------      -----------


Transfers to Fidelity                          (307,782)      (160,182)      (3,447,038)
                                              ---------      ---------      -----------


Net assets available for plan benefits at
July 1, 1995 held by Merrill Lynch            $      --      $      --      $        --

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued




                                                                    Merrill Lynch
                                                    Merrill Lynch       Global        Merrill Lynch
                                     Merrill Lynch    Corporate       Allocation      International   Merrill Lynch
                                     Capital Fund     Bond Fund          Fund          Equity Fund    Phoenix Fund
                                       ---------       ---------       ---------       ---------       ---------
Net assets available for plan
benefits at January 1, 1994            $      --       $      --       $      --       $      --       $      --

Contributions:

   Employee (including rollovers)        428,599         176,866         598,549         424,827         477,308
   Employer                               62,254          36,252         104,907          69,487          78,250
Investment Income:
    Interest and dividends                30,723           7,523          36,163          28,289          53,769
    Net realized and unrealized
    depreciation                         (27,572)         (7,839)        (53,088)        (38,425)        (78,849)
Loan repayments                              635             453             931             267             423
                                       ---------       ---------       ---------       ---------       ---------
                                         494,639         213,255         687,462         484,445         530,901

Benefits paid to participants             (4,437)         (3,496)         (5,550)         (2,082)         (1,895)
Loans to participants                    (30,168)        (18,117)        (13,183)        (10,632)        (19,237)

Net transfers among funds                   (649)          8,276             247          (4,499)         (5,313)
                                       ---------       ---------       ---------       ---------       ---------


Net increase during period               459,385         199,918         668,976         467,232         504,456
                                       ---------       ---------       ---------       ---------       ---------

Net assets available for plan
benefits at December 31, 1994          $ 459,385       $ 199,918       $ 668,976       $ 467,232       $ 504,456
                                       =========       =========       =========       =========       =========





                                        Merrill Lynch
                                         Retirement
                                        Preservation       Loan
                                           Trust           Fund            Total
                                         -----------     ---------       -----------
Net assets available for plan
benefits at January 1, 1994              $      --      $        --       $        --

Contributions:

   Employee (including rollovers)          143,583               --         2,249,732
   Employer                                 54,089               --           405,239
Investment Income:
    Interest and dividends                   9,492               --           165,959
    Net realized and unrealized
    depreciation                                --               --          (205,773)
Loan repayments                                188           (2,897)               --
                                         ---------      -----------       -----------
                                           207,352           (2,897)        2,615,157

Benefits paid to participants              (32,249)              --           (49,709)
Loans to participants                      (12,493)         103,830                --

Net transfers among funds                    1,938               --                --
                                         ---------      -----------       -----------


Net increase during period                 164,548          100,933         2,565,448
                                         ---------      -----------       -----------

Net assets available for plan
benefits at December 31, 1994            $ 164,548      $   100,933       $ 2,565,448
                                         =========      ===========       ===========

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service ruled on July 5, 1996 that the Plan qualifies under
Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator, Zurich Reinsurance Centre, Inc. is not aware of any course of actions or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                                   DECEMBER 31,
                                                                              1996               1995
                                                                           -----------------------------
Net assets available for plan benefits per the financial statements        $6,899,090        $ 4,706,638
Amounts allocated to withdrawing participants                                      --             (9,294)
                                                                           ----------        -----------
Net assets available for plan benefits per Form 5500                       $6,899,090        $ 4,697,344
                                                                           ==========        ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                YEAR ENDED DECEMBER 31, 1996
                                                                ----------------------------
Benefits paid to participants per the financial statements                $ 821,174
     Less:  Amounts allocated to withdrawing participants
               at December 31, 1995                                          (9,294)
                                                                          ---------
Benefits paid to participants per the Form 5500                           $ 811,880
                                                                          =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 8 - SUBSEQUENT EVENT

On April 17, 1997, ZRCH entered into a definitive agreement to merge with a subsidiary of the Zurich Group, its 65.7% shareholder. Under the agreement, which was approved by unanimous vote of ZRCH's Board of Directors, ZRCH's public shareholders, including participants in the ZRC Unitized Stock Fund, will receive cash consideration at closing of $39.50 per share. The agreement contains terms and conditions customary in transactions of this type including provisions relating to approval of the transaction by ZRCH's shareholders and certain regulatory consents. The transaction is expected to close during the third quarter of 1997.

                             SUPPLEMENTAL SCHEDULES

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                 Schedule of Assets Held for Investment Purposes

                                December 31, 1996




                                                      FACE VALUE/NUMBER     MARKET
                                                          OF SHARES          VALUE              COST
                                                      ------------------------------------------------
Fidelity Fund                                               49,308        $1,217,897        $1,134,141
Fidelity Growth Company Fund                                44,540         1,802,092         1,694,235
Fidelity Intermediate Bond Fund                             36,709           370,027           374,317
Fidelity Asset Manager Portfolio                            28,887           475,770           460,147
Fidelity Managed Income Portfolio                          603,656           603,656           603,656
Fidelity Worldwide Fund                                     38,621           594,370           544,064
Fidelity Spartan U.S. Equity Index Portfolio                47,481         1,279,626         1,069,126
ZRC Unitized Stock Fund                                     22,377           247,051           236,811
                                                                          ----------        ----------
    Total Investments                                                      6,590,489         6,116,497
Loan Fund                                                                    308,601           308,601
                                                                          ----------        ----------
    Net Assets Available for Plan Benefits                                $6,899,090        $6,425,098
                                                                          ==========        ==========

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                       Schedule of Reportable Transactions

                                                                                             CURRENT
                                      NUMBER OF           PURCHASE         COST OF            VALUE        NET
          FUND                       TRANSACTIONS           PRICE           ASSETS          (PROCEEDS)     GAIN
-------------------------------------------------------------------------------------------------------------------

CATEGORY (i) -    SINGLE SECURITY TRANSACTIONS AGGREGATING MORE THAN 5% OF THE
                  CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR:


NONE.


CATEGORY (ii) -   SERIES OF TRANSACTIONS INVOLVING PROPERTY OTHER THAN
                  SECURITIES, WITH, OR IN CONJUNCTION WITH, THE SAME PERSON,
                  WHICH AMOUNT IN THE AGGREGATE TO MORE THAN 5% OF THE CURRENT
                  VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR:


NONE.


CATEGORY (iii) -  SERIES OF SECURITIES TRANSACTIONS WITH RESPECT TO SECURITIES
                  OF THE SAME ISSUE WHICH AMOUNT IN THE AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE
                  YEAR:


Fidelity Fund                                  30                          $ 318,978        $ 334,363      $ 15,385
Fidelity Fund                                  75         $ 718,463          718,463
Fidelity Growth Company Fund                   36                            379,712          405,327        25,615
Fidelity Growth Company Fund                   86           826,934          826,934
Fidelity Intermediate Bond Fund                25                            169,011          171,288         2,277
Fidelity Intermediate Bond Fund                68           287,848          287,848
Fidelity Asset Manager Portfolio               19                             69,983           73,677         3,694
Fidelity Asset Manager Portfolio               53           246,449          246,449
Fidelity Managed Income Portfolio              24                            216,083          216,083            --
Fidelity Managed Income Portfolio              60           384,924          384,924
Fidelity Worldwide Fund                        24                            100,217          105,319         5,102
Fidelity Worldwide Fund                        62           253,434          253,434
Fidelity Spartan U.S. Equity Index Portfolio   35                            345,746          395,272        49,526
Fidelity Spartan U.S. Equity Index Portfolio   78           436,795          436,795


CATEGORY (iv) -   SINGLE SECURITY TRANSACTIONS WITH, OR IN CONJUNCTION WITH, A
                  PERSON, IF ANY PRIOR OR SUBSEQUENT SINGLE SECURITY
                  TRANSACTIONS WITH SUCH PERSON, AMOUNT IN THE AGGREGATE TO MORE
                  THAN 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING
                  OF THE YEAR:

NONE.

                                INDEX TO EXHIBITS

    Exhibit
     Number        Description of Exhibit                                      Page
     ------        ----------------------                                      ----
      23           Consent of Ernst & Young LLP, Independent Auditors           20

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                           ZURICH REINSURANCE CENTRE, INC. (ZRC)
                           401(k) PLAN
                           -------------------------------------------------
                                             (Name of Plan)



Date:  June 26, 1997       By:    /s/   Karen O'Connor Rubsam
                              ----------------------------------------------
                              Karen O'Connor Rubsam
                              Senior Vice President, Chief Financial Officer and Treasurer of Zurich Reinsurance Centre, Inc. (the Plan Administrator)